A PROFESSIONAL CORPORATION
1900 MARKET STREET PHILADELPHIA, PA 19103-3508       215.665.2000       800.523.2900       215.665.2013 FAX      www.cozen.com
January 21, 2011
Dana Brown, Esquire
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Converted Organics Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 23, 2010

Dear Mr. Brown:
          On behalf of Converted Organics Inc., a Delaware company (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a copy of the Company’s proposed responses to the Staff’s comment letter dated January 19, 2011 to be incorporated into its revised Preliminary Proxy Statement on Schedule 14A.
          For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers are to Amendment No. 1 to the originally filed Preliminary Proxy Statement on Schedule 14A.
General
          1. We note that Proposal 1 is in reference to the “Convertible Notes and Series B Warrants,” and does not specifically identify any tranche of notes or warrants. As such it appears that Proposals 1 and 3 may overlap. Please revise the proposal heading or headings as necessary, or advise.
          The Company has revised the description of Proposal 1 to clarify that the proposal relates to the Convertible Notes and Series B Warrants issued in the “Initial Closing” pursuant to the Purchase Agreement.
          2. Please revise to clarify at whose election the Notes will be converted into stock. We note the statement “would encourage the Note holders to convert” in the last sentence of the second paragraph of page four, which suggests that conversion into stock is done at the

Mr. Dana Brown
January 21, 2011

election of the Note holders, However we note the statements [i]f we choose to utilize shares of our common stock for the payment” and “[i]f we choose to make an installment payment in shares of common stock” in the third paragraph on page four, which suggest that conversion into stock is done at your election.
     The Company has revised the second paragraph on page 4 to clarify that the Note holders have the option to convert the Notes. The first sentence of the revised paragraph is as follows (emphasis added):
     “The Notes are initially convertible at the sole option of the Note holders into shares of common stock at a conversion price of $1.00 per share; provided that if we make certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price for the dilutive issuances.”
     The Company has revised the third paragraph on page 4 to clarify that the installment payments are not forced conversions by the Company, but are simply payments on the Notes that may be made in either cash or common stock. The revised paragraph is as follows (emphasis added):
     “We are required to repay the Notes in six equal installments commencing February 1, 2011 (with respect to the Initial Notes), either in cash or in shares of our common stock. Our obligation to repay the Notes in installments is not related to the Note holders ability to exercise their conversion rights. We have the option to pay the installments either in cash or in shares of our common stock, but our installment payment method will not effect the Note holders ability to exercise their conversion rights. If we choose to utilize shares of our common stock for the payment, we must make an irrevocable decision to use shares 22 trading days prior to the installment payment date, and the value of our shares will be equal to the lower of (i) the conversion price then in effect and (ii) 85% of the average of the three lowest closing sale prices of our common stock during the 20 trading day period prior to payment of the installment amount (the “Installment Conversion Price”). If we choose to make an installment payment in shares of common stock, we must make a pre-installment payment of shares (the “Pre-Installment Shares”) to the Note holders 20 trading days prior to the applicable installment date based on the value of our shares during the 20 trading days preceding the delivery of the notice electing to pay in our shares. On the installment date, to the extent we owe the Note holder additional shares in excess of the Pre-Installment Shares to satisfy the installment payment, we will issue the Note holders additional shares, and to the extent we have issued excess shares, such shares will be applied to future payments.”
     3. Please refer to the last sentence of the second paragraph of page four. Please revise to clarify the circumstances under which you would specify a lower price. In this regard it appears that permitting the Notes to convert at a lower price would, in general, encourage the Note holders to convert their Notes. Because you state that you would only exercise your right

Mr. Dana Brown
January 21, 2011

to specify a lower price if it would encourage the note holders to convert, it appears that it is very likely that you will exercise this right.
     The Company has revised the second paragraph on page 4 as follows (emphasis added):
     “The Notes are initially convertible at the sole option of the Note holders into shares of common stock at a conversion price of $1.00 per share; provided that if we make certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price for the dilutive issuances. We also have the right, at our option, to permit the holder of the Notes to convert at a lower price specified by us for a period specified by us (with no limitation on the period during which we may specify that the Notes may be converted at such lower price). We are not required to exercise this right, and would only do so if we believe making such election would encourage the Note holders to convert their Notes into shares of common stock, thereby eliminating our requirement to repay the Notes in cash. For example, we may elect to lower the conversion price of the Notes below the market price of our common stock in order to incentivize the Note holders to convert the Notes into common stock and eliminate the debt more quickly. As stated above, the option to exercise the conversion rights rests solely with the Note holders, and there is no assurance that the Note holders would exercise their conversion rights if we lowered the conversion price. For example, the Note holders may prefer to receive the installment payments on the Notes over the six month term, as opposed to electing an earlier conversion. The price and volume of our common stock has been volatile in the past, which may cause the Note holders to choose not to elect an early conversion of the Notes. To the extent we exercise our right to permit the holders to exercise the Notes at a lower conversion price and regardless of whether the Note holders choose to convert the Notes at such lower price, such exercise or conversion will not result in the lowering of the exercise price of the Series A, B or C warrants.”
     4. Please revise to address whether your exercise of the right will lower the exercise price of the Series A, B, or C warrants. We note, for example, that the exercise prices of the warrants adjust with the Installment Conversion Price of the Notes.
     The Company has revised the disclosure to clarify that exercise of the right will not result in the adjustment of the Series A, B or C warrants. The Company has added the following sentence to the second paragraph on page 4:
     “To the extent we exercise our right to permit the holders to exercise the Notes at a lower conversion price and regardless of whether the Note holders choose to convert the Notes at such lower price, such exercise or conversion will not result in the lowering of the exercise price of the Series A, B or C warrants.”

Mr. Dana Brown
January 21, 2011

     5. Please disclose whether there is any limitation on the term during which you may specify that the Notes may be converted at a lower price that you specify.
     The Company has revised the second sentence of the second paragraph on page 4 as follows (emphasis added):
     “We also have the right, at our option, to permit the holder of the Notes to convert at a lower price specified by us for a period specified by us (with no limitation on the period during which we may specify that the Notes may be converted at such lower price).”
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas S. Pavri at (215) 665-5542.
Very truly yours,
/s/ COZEN O’CONNOR

Cc:	Edward J. Gildea, Chief Executive Officer
David Allen, Chief Financial Officer